

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

Via E-mail
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

> **Re: BFC Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed December 22, 2011**
> **File No. 333-178703**

Dear Mr. Levan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on December 22, 2011

General

1.   Please provide us with copies of the board books that were provided to the respective boards of directors.

2.   Please tell us if you will present the financial results of BankAtlantic as a discontinued operation in updated financial statements for BFC Financial Corporation. If not, please provide us the accounting analysis that identifies the relevant guidance and facts and circumstances that support your determination.

3.   We note your disclosure of various debt covenants throughout the filing. To the extent you are reasonably likely to be in breach of your debt covenants, please revise the

appropriate section of your filing to disclose material information about the breach and analyze the impact on the company, if material. Your analysis should include:

- the steps you are taking to avoid the breach;

- the steps you intend to take to cure, obtain a waiver of or otherwise address the breach;

- the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

- alternate sources of funding to pay off any resulting obligations or replace the funding.

Also, if material, disclose the impact of debt covenants on your ability to undertake additional debt or equity financing. Refer to SEC Interpretive Release No. 33-8350.

Reverse Stock Split

4.   Please include additional disclosure regarding the stock split, including whether some current shareholders of BFC or Bluegreen may be cashed out as a result. In addition, if true, please represent in the prospectus that this stock split is not the first step of a 13(e)(3) transaction.

Proxy / Prospectus Cover Page

5.   Revise to indicate the maximum number of shares of BFC's Class A Common Stock estimated to be issuable upon the completion of the merger.

Bluegreen Shareholder Letter

6.   Revise the Bluegreen Shareholder Letter to inform shareholders that to perfect their appraisal rights they must vote against the Merger, abstain from voting or not send in a proxy. Please also add a reference to the "Appraisal Rights" section on page 88.

Questions and Answers about the Bluegreen Special Meeting

Q: What are my choices when voting on the merger agreement?, page v

7.   Please disclose that an abstention will have the same effect as voting against the merger in this Q&A.

Summary, page 1

General

8.   Revise the disclosure to indicate that the financial advisor to the Bluegreen Special
        Committee and the financial advisor to BFC's Board of Directors has, in each case,
        consented to the use of its opinion in the registration statement.

The Companies, page 1

9.   Please provide more balanced presentations of BFC and Bluegreen by describing the
        recent operating results of each company including, but not limited to, disclosing its net
        losses for the nine months ended September 30, 2011 and the period ended December 31,
        2010.

Conditions to Consummation of the Merger, page 3

10.   Please add a bullet to your list in the first paragraph on page 3 to state whether any
        federal or state regulatory requirements must be complied with or approval must be
        obtained in connection with the merger, and if so, the status of such compliance or
        approval.

Appraisal Rights, page 5

11.   Revise to provide the specific information that must be included in the shareholder's
        written notice of intent to dissent and the address to which the notice must be sent.
        Please also add a reference to the "Appraisal Rights" section on page 88.

Regulatory Matters, page 8

12.   Disclose the SEC investigation of BankAtlantic Bancorp, Inc., and reference the reader to
        more complete information elsewhere. Please also confirm that you will revise any
        amendments to the registration statement to update this information, as necessary.

13.   Disclose that BankAtlantic Bancorp and BankAtlantic have entered into the Company
        Order and the Bank Order, respectively, and reference the reader to more complete
        information elsewhere.

Risk Factors, page 19

General

14.   We note in your introductory paragraph the reference to "[a]dditional risks and
        uncertainties" that could have a material impact on your financial condition and results of

operations. You must disclose all risks that you believe are material at this time. Discussing the possibility of other risks that are not described in the risk factors section is unnecessarily confusing. Please delete this language and also revise the third full paragraph on page 31 as appropriate.

15. Some of your Risk Factors state that you cannot provide assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Risks Related to the Merger, page 19

16. Please add a risk factor indicating that neither of the fairness opinions received in connection with the merger has been updated since its date of issuance.

Purported class action lawsuits have been filed . . . , page 20

17. Revise the first risk factor on page 20 to summarize the claims made by the plaintiffs.

There is no assurance that BFC's Class A Common Stock will be approved for listing…, page 20

18. Please revise this risk factor to clarify your intention with respect to applying to list your shares on a national exchange. Please also provide an update regarding the status of any listing application or related approval both in this section and in the broader discussion about the stock split contemplated above.

The loss of the services of BFC's key management…, page 30

19. Please elaborate on the risks associated with an officer or director bar and what the loss of key management would mean for BFC, given the concentrated ownership and management structure of the company.

Risks Related to Bluegreen and its Business

The ratings of third-party rating agencies could adversely impact Bluegreen's ability to obtain, renew or extend credit facilities, or otherwise raise capital, page 38

20. Please revise to disclose the credit rating and the rating outlook for all legal entities where an adverse action would have a negative impact on the entities liquidity or financial results. Additionally, please revise your MD&A to discuss and analyze, to the extent material, the potential impact of known or reasonably likely changes in credit ratings or ratings outlook (or inability to achieve changes).

Risks Related to BankAtlantic Bancorp and BankAtlantic

The transaction between BB&T and BankAtlantic Bancorp may not be completed . . . , page 39

21.   Revise to disclose in greater detail the regulatory approvals required for the completion of the transaction between BB&T and BankAtlantic Bancorp. Please also disclose the status of such regulatory approvals.

The cost and outcome of pending legal proceedings . . . , page 47

22.   Please add a cross reference to the legal proceedings section headed "BankAtlantic Bancorp and its Subsidiaries" on page 172.

The Merger

Background of the Merger

23.   Revise your disclosure in the third paragraph on page 63 to quantify the proposed exchanged ratio discussed between Cassel Salpeter and JMP Securities on October 14, 2011. Please also discuss the reasons for any adjustment to this proposed ratio which resulted in the proposed exchange ratio of 9.57 shares of BFC's Class A Common Stock for each share of Bluegreen's Common Stock on October 28, 2011.

24.   Revise your disclosure to clarify whether Bluegreen received any indications of interest from other potential acquirors regarding a possible acquisition of Bluegreen.

25.   Revise to disclose the time frame of the Bluegreen special committee's discussions regarding the possibility of inviting or soliciting discussions with other merger partners, including the dates and substance of such discussions, whether such meetings involved Cassel Salpeter, and the date on which the board ultimately decided not to invite or solicit such discussions.

26.   We note your disclosure of the fees paid by Bluegreen to Cassel Salpeter and BFC to JMP Securities pursuant to their respective current engagements with respect to their fairness opinions. Please supplement this disclosure by describing any material relationship that has existed, and any compensation received as a result of such relationship, during the past two years as contemplated by Item 1015(b)(4) of Regulation M-A.

Recommendation of the Bluegreen Board and Its Reasons for the Merger, page 66

27.   Please add a bullet to your list in the second paragraph on page 67 discussing the consideration, if any, that the board gave to dissenting shareholders and potential litigation.

28.   Please eliminate statements in the second full paragraph on page 68 indicating that the discussion of the factors considered by board of directors is not complete and revise to clarify, if true, that the material factors considered by the board have been disclosed. Make corresponding changes to the second full paragraph on page 70.

Appraisal Rights, page 88

29.   Please restate the date of the special meeting in this section.

Material U.S. Federal Income Tax Consequences of the Merger, page 91

30.   We note the assumption stated in the fourth paragraph on page 91. Please tell us why this is an appropriate assumption and not a legal conclusion.

31.   We note your election to file a short-form tax opinion as an exhibit to the prospectus. However, your disclosure in this section is not sufficient to constitute counsel's tax opinion. We refer to your disclosure on page 92 that each of BFC and Bluegreen *will receive* a legal opinion that the merger will qualify as a "reorganization" and that BFC and Bluegreen will each be a party to that "reorganization." Please revise your disclosure to provide counsel's opinion in the prospectus or file a long form tax opinion as an exhibit.

Litigation Regarding the Merger, page 94

32.   Please update your disclosure regarding the status of the litigation regarding the merger as appropriate. Also provide an update to the "Legal Proceedings" sections appearing on pages 170 and 338, as applicable.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 106

33.   Please revise to provide additional information, or refer to the page where the information is disclosed, related to the proposed BankAtlantic transaction. Specifically clarify which entities are involved and the amount of assets and liabilities held by each entity. Also, quantify the amount of assets to be retained, the entity that will hold them and your plans related to these assets (hold for sale, hold for investment, etc.) and how they are presented in the pro forma balance sheet and income statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2011, page 113

34.   Please revise note 8 to clarify the amount of cash to be exchanged in the proposed BankAtlantic transaction or refer to the page where this information is disclosed.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and 2010 and the Year Ended December 31, 2010, page 113

35.   In note 5, you disclose that adjustments related to BankAtlantic Bancorp's discontinued operations include the Community Banking and Investments components of BankAtlantic.

   a. Please revise to clarify what you are referring to when you refer to BankAtlantic Bancorp's discontinued operations and explain the relevancy. We could not locate any information related to BankAtlantic Bancorp discontinued operations. Also clarify how they are presented in the pro forma balance sheet and income statements and explain how you considered whether they should be presented as discontinued operations in the pro forma balance sheet.

   b. Tell us why there are no discontinued operations presented in the financial statements of BFC Financial Corporation starting on page F-2.

   c. Please revise notes 6 and 7 to clarify the difference between the amounts attributed to BankAtlantic Bancorp discontinued operations and BankAtlantic continuing operations and discuss the relevancy of each item.

   d. Please revise the last sentence in note 7 to clarify why assets and liabilities expected to be sold by BankAtlantic Bancorp as part of the proposed sale of BankAtlantic and related expenses are included in continuing operations. Also, clarify if these assets are to be sold to BB&T.

   e. In note 6, you disclose that under the terms of the proposed sale of BankAtlantic, BankAtlantic Bancorp has agreed to retain certain of BankAtlantic's assets which are currently in the discontinued operations components and are not expected to generate significant ongoing cash flow. Based on amounts in the pro forma balance sheet, it appears that BankAtlantic Bancorp will retain close to $600 million in loans and REO. Please clarify why you believe these assets are not expected to generate significant ongoing cash flow.

Comparison of Rights of Common Shareholders of BFC and Bluegreen, page 117

36.   We note that you qualify certain summaries of information in the second paragraph on page 117 by reference to statutes and documents that are not part of the registration statement. Qualification by reference to information that is not part of the registration statement is inappropriate. Please revise accordingly.

BankAtlantic Bancorp – Recent Developments, page 142

37.   Please confirm, if true, that you have clearly disclosed:

- the material effects of the Company Order and the Bank Order on your results of operations, liquidity, capital, or financial position; and

- all material actions you have taken in response to the orders to date.

If not, please revise your filing to provide such disclosure. Please also confirm that you will revise any amendments to the registration statement to update this information, as necessary.

Legal Proceedings – BFC and its Wholly Owned Subsidiaries, page 170

38.   Please revise your disclosure related to BFC to state, if appropriate, that any reasonably possible losses related to all disclosed legal proceedings in addition to amounts accrued are not material to the financial statements. Please include similar disclose in your audited financial statements for BFC.

39.   Please revise here to disclose your estimate of the aggregate range of reasonably possible losses for BankAtlantic Bancorp. We note you disclosed a range as of December 31, 2010 on page F-169.

Legal Proceedings – BankAtlantic Bancorp and its Subsidiaries, page 172

40.   Please revise the first full paragraph on page 175 to describe in greater detail the litigation brought against BankAtlantic Bancorp challenging the BB&T and BankAtlantic Bancorp transaction. Refer to Item 103 of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 189

41.   Please file as exhibits the annual incentive programs described in note 5 to the Summary Compensation Table.

BFC Financial Corporation Financial Statements and Supplementary Data, page F-1

42.   On the face of your interim and audited financial statements you disclose that amounts
        are "As Revised" or "As Adjusted". Please refer the reader to the Note where you
        discuss the revisions and adjustments similar to your disclosure in Bluegreen's financial
        statements.

43.   Please tell us how you account for your investment in Benihana at December 31, 2011
        and provide us an accounting analysis that identifies the relevant guidance and facts and
        circumstances that support your determination. We note your disclosure on page F-26
        that you own an approximately 20% voting interest and that Alan B. Levan and John E.
        Abdo serve on Benihana's board of directors.

44.   In future interim financial statements, please revise to include an income tax note that
        provides similar quantified information provided in the income tax note in to your
        audited financial statements.

Note 7. Loans Receivable, page F-32

45.   On page F-37, you disclose impaired loans with no related allowance had a recorded
        investment of $202 million and an unpaid principal balance of $325 million at September
        30, 2011. On page F-39, you disclose that impaired loans without specific valuation
        allowances had been previously written down by $94.7 million. Please explain to us
        what the remaining difference represents between the recorded investment and the unpaid
        principal balance. Similarly, explain to us what the difference represents between the
        recorded investment of $251 million and the unpaid principal balance $280 million of
        impaired loans with a related allowance recorded at September 30, 2011.

46.   Please revise your TDR disclosure at the top of page F-42 to disclose the recorded
        investment pre- and post-modification.

BFC Financial Corporation Audited Financial Statements

Note 1. Business and Summary of Significant Accounting Policies - Goodwill and Intangible
Assets, page F-95

47.   Please tell us the nature of and how you valued the management contracts obtained as a
        result of the November 26, 2009 acquisition of additional Bluegreen shares and how you
        determined that the contracts had indefinite lives and should not be amortized.

Note 23. Debt, page F-145

48.   Please revise to disclose the liability recorded at the period end and the amounts paid
        related to the guaranty of principal payments for defaulted vacation ownership loans in
        the Legacy Securitization.

Exhibits

General

49.   Please file as exhibits:
        • the form of common stock certificates of BFC Finanical Corporation;
        • the Stock Purchase Agreement, dated as of November 1, 2011, between BB&T
          Corporation and BankAtlantic Bancorp, Inc.;
        • the Company Order;
        • the Bank Order; and
        • the consents of each director nominee named in the section headed "Directors of
          Bluegreen . . ." on page 184 of the registration statement. Refer to Rule 438 of the
          Securities Act of 1933.

Exhibit 5.1

50.   We note that a form of legality opinion has been filed. Please file a signed and dated
        opinion as soon as possible.

51.   Please remove the last bullet qualification with regard to the Purchase Rights; you cannot
        assume a question of law to which you are opining.

Exhibit 8.1

52.   Revise Exhibit 8.1 to clearly state that the discussion in the prospectus under "Material
        U.S. Federal Income Tax Consequences of the Merger" is counsel's opinion.

Exhibits 99.3 and 99.4

53.   We note that the consents of JMP Securities LLC and Cassel Salpeter & Co., LLC, filed
        respectively as Exhibits 99.4 and 99.5, do not comply with Rule 436(a) of the Securities
        Act of 1933, as the consents do not expressly state that JMP Securities LLC, in the case
        of Exhibit 99.4, and Cassel Salpeter & Co., LLC, in the case of Exhibit 99.5, consents to
        the *quotation or summarization* of its opinion in the registration statement. Please refile
        the consents with the proper representation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc: Via E-mail
        John K. Grelle
        Alison W. Miller, Esq.